UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
SEC FILE NUMBER
333-113140
NOTIFICATION OF LATE FILING
CUSIP NUMBER

(Check One):	☑ Form 10-K	☐ Form 20-F	☐ Form 11-K
	☐ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: April 30, 2006

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Inn of the Mountain Gods Resort and Casino
(Full Name of Registrant)

(Former Name if Applicable)
287 Carrizo Canyon Road
(Address of Principal Executive Office (Street and Number))
Mescalero, New Mexico 88340
(City, State and Zip Code)
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
          State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
          The Inn of the Mountain Gods Resort and Casino (the “Registrant”) hereby files a 15-day automatic extension notification of its inability to timely file with the Securities and Exchange Commission its Annual Report on Form 10-K for the fiscal year ended April 30, 2006, and the financial statements required to be included therein (the “Form 10-K”). The Registrant requires additional time to finalize its financial statements in order to insure accurate reporting for the year ended April 30, 2006. The Registrant currently expects to file the Form 10-K by August 15, 2006.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification.

Lance Kintz, Chief Financial Officer	(505) 464-7006

(Name)	(Area Code) (Telephone Number)
(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☑ Yes  ☐ No
(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes  ☑ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Inn of the Mountain Gods Resort and Casino
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 1, 2006	By:	/s/ Brian D. Parrish
Brian D. Parrish, Chief Operating Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
Intentional misstatements or omissions of fact constitute
Federal Criminal Violations (See 18 U.S.C. 1001).